SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Dell Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

24702R101
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 10, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment No. 6 to the Schedule 13D, relating to the shares of common stock, par value $0.01 per share (the “Shares”), issued by Dell Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2013, as amended by Amendment No. 1, filed with the SEC on May 13, 2013, Amendment No. 2, filed with the SEC on June 18, 2013, Amendment No. 3, filed with the SEC on July 1, 2013, Amendment No. 4, filed with the SEC on July 8, 2013, and Amendment No. 5, filed with the SEC on July 8, 2013, to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On July 10, 2013, the Reporting Persons issued an open letter to stockholders of the Issuer (the “July 10 Letter”).  A copy of the July 10 Letter is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit 1                      July 10 Letter

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 10, 2013

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By:  Barberry Corp.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D, Amendment No. 6 – Dell Inc.]

EXHIBIT 1

FOR IMMEDIATE RELEASE

ICAHN MOVING TO PERFECT APPRAISAL RIGHTS OF DELL SHARES;
URGES OTHER DELL STOCKHOLDERS TO ACT NOW TO DO THE SAME

New York, New York, July 10, 2013 – Carl C. Icahn and his affiliates today issued the following open letter to stockholders of Dell Inc.

Dear Fellow Dell Stockholders:

We are in the process of perfecting our right to seek appraisal of our Dell shares and we believe that you should also perfect your appraisal rights.  Under Delaware law if a merger occurs and you did not vote for it, you are entitled, through appraisal, to the fair value of your shares as determined by a Delaware court.  We have done a great deal of due diligence concerning the value of Dell, and as we have said in the past, we believe the $13.65 merger price substantially undervalues your Dell shares, and we believe if you seek appraisal, you will receive more.  BUT WHAT IS MOST IMPORTANT ABOUT SEEKING APPRAISAL IS THAT YOU CAN CHANGE YOUR MIND ABOUT APPRAISAL UP TO 60 DAYS AFTER THE MERGER AND STILL TAKE THE $13.65 PER SHARE.  During the “free 60 day period” we believe Dell may wish to negotiate with those that sought appraisal and possibly pay a premium over $13.65 to get them to settle and drop their appraisal claims, as explained below.  To add a new twist to an old saying, “you can have your cake and eat it too”.

Those Who Seek Appraisal May Get Lucky

In many merger transactions, if over a certain number of stockholders seek appraisal rights, this gives the purchaser the right to opt out of the transaction and thereby avoid the uncertainty created by appraisal.   However, Michael Dell and Silver Lake did not obtain this opt out right.  This leaves Michael Dell and Silver Lake VERY exposed.  Because they neglected to obtain this right, no matter how many stockholders seek appraisal, if the merger is approved, Michael Dell and Silver Lake are obligated to close or pay a $750 million penalty.  We would certainly like to be present to hear the discussion between Michael Dell/Silver Lake and their lenders as they consider the impact of a substantial exercise by stockholders of their appraisal rights.  Will the lenders use this as an excuse to refuse to close claiming this is a material adverse change, especially in light of the terrible time Dell is having in the PC market as so often stated by Dell themselves?  We think that there is a good chance that none of them will want to face the overhang of a large number of stockholders seeking appraisal.  I therefore believe there will be significant pressure on Michael Dell and Silver Lake to resolve the appraisal rights, and possibly seek a settlement during the “free 60 day period”.   Even if you want the Michael Dell/Silver Lake offer to be accepted, unless you believe your shares will tip the balance, why vote for it?  Why not seek appraisal and have the benefit of the “free 60 day period”? Dell may well pay a premium over $13.65 to settle with those seeking appraisal.

THE PROCESS TO SEEK APPRAISAL RIGHTS TAKES TIME, SO ACT NOW IF YOU WISH TO PERFECT YOUR APPRAISAL RIGHTS AND IMMEDIATELY CONTACT YOUR BROKER AND OTHER ADVISORS.   If you have any questions concerning appraisal rights or wish to seek help or information regarding appraisal rights, contact D.F. King & Co., Inc. at 1-800-347-4750 or dell@dfking.com.  They will take your information and provide it to people at Icahn who will call you back.

REMEMBER YOU CAN CHANGE YOUR MIND ABOUT APPRAISAL DURING THE "FREE 60 DAY PERIOD" AND STILL TAKE YOUR $13.65 PER SHARE.

For a detailed discussion of the process for perfecting and exercising appraisal rights, see page 180 of the Definitive Proxy Statement on Schedule 14A filed by Dell with the SEC on May 31, 2013.

We continue to urge stockholders to vote AGAINST the Michael Dell/Silver Lake transaction.

Sincerely,

Carl C. Icahn	Keith Schaitkin
Chairman	General Counsel
Icahn Enterprises, L.P.	Icahn Enterprises, L.P.

NOTICE TO INVESTORS

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT, DATED JUNE 26, 2013, AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY ICAHN ENTERPRISES, LP, SOUTHEASTERN ASSET MANAGEMENT, INC. AND THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF DELL INC. FOR USE AT DELL INC.’S SPECIAL MEETING OF STOCKHOLDERS SCHEDULED TO BE HELD ON JULY 18, 2013 BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION.  A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY HAVE BEEN MAILED TO STOCKHOLDERS OF DELL INC. AND ARE ALSO AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT, DATED JUNE 26, 2013. EXCEPT AS OTHERWISE DISCLOSED IN THE DEFINITIVE PROXY STATEMENT, THE PARTICIPANTS HAVE NO INTEREST IN DELL INC. OTHER THAN THROUGH THE BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK OF DELL INC. AS DISCLOSED IN THE DEFINITIVE PROXY STATEMENT.  WE HAVE NOT SOUGHT, NOR HAVE WE RECEIVED, PERMISSION FROM ANY THIRD PARTY TO INCLUDE THEIR INFORMATION IN THIS LETTER.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this letter, and the documents referred to in this letter, are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives.  Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties.  Forward-looking statements are not guarantees of future performance or activities and are subject to many risks and uncertainties.  Due to such risks and uncertainties, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements.  Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,”  “expect,” “anticipate,” “intend,” “plan,” “estimate,” “should,” “may,” “will,” “objective,” “projection,” “forecast,” “management believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology.

Important factors that could cause actual results to differ materially from the expectations set forth in this letter include, among other things, the factors identified under the section entitled “Risk Factors” in Dell’s Annual Report on Form 10-K for the year ended February 1, 2013 and under the section entitled “Cautionary Statement Concerning Forward-Looking Information” in Dell’s Definitive Proxy Statement filed with the SEC on May 31, 2013.  Such forward-looking statements should therefore be construed in light of such factors, and Icahn and Southeastern are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Susan Gordon
(212) 702-4309